Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

Form F-80 File No.: 333-227663

Husky Energy Inc. (“Husky”) has used or made available the following communications:

Exhibit 1:	Material Change Report of Husky, dated October 10, 2018.

NOTICE TO U.S. HOLDERS

Husky has filed a registration statement on Form F-80, including the offer to purchase and takeover bid circular and related documents, with the United States Securities and Exchange Commission (the “SEC”) in respect to shares of Husky offered or to be issued under the registration statement to US holders of MEG Energy Corp. shares. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

[Materials begin on the following page]

Exhibit 1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Husky Energy Inc. (“Husky” or the “Company”)

707 – 8th Avenue SW

Box 6525, Station D

Calgary, AB T2P 3G5

2.	Date of Material Change

September 30, 2018

3.	News Release

A news release announcing the material change described below was disseminated through the facilities of Nasdaq GlobeNewswire on September 30, 2018.

4.	Summary of Material Change

On September 30, 2018, Husky announced a proposal to acquire all of the outstanding common shares (the “Common Shares”) of MEG Energy Corp. (“MEG”). On October 2, 2018, Husky formally commenced an offer (the “Offer”) to purchase all of the Common Shares, together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan of MEG, by way of newspaper advertisements published in The Globe and Mail and Le Devoir on October 2, 2018. Under the Offer, each holder of Common Shares (each a “Shareholder” and collectively, the “Shareholders”) will have the option to choose to receive consideration per Common Share of $11.00 in cash for each Common Share (the “Cash Consideration”) or 0.485 of a Husky Share (as defined below) for each Common Share (the “Share Consideration”), subject to maximum aggregate cash consideration of $1 billion and a maximum aggregate number of common shares of Husky (“Husky Shares”) issued of approximately 107 million.

5.	Full Description of Material Change

The Offer

On September 30, 2018, Husky announced a proposal to acquire all of the Common Shares. Husky is offering to purchase, on the terms and subject to the conditions of the Offer contained in Husky’s offer to purchase and circular dated October 2, 2018 (the “Offer to Purchase and Circular”), all of the Common Shares, together with the SRP Rights, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined herein) upon any exercise, exchange or conversion of securities of MEG into Common Shares (other than pursuant to the SRP Rights). Under the Offer, each Shareholder may choose to receive either (i) the Cash Consideration for each Common Share held or (ii) the Share Consideration for each Common Share held, subject to pro-ration as set out in the Offer to Purchase and Circular. Shareholders, other than Electing Shareholders (as defined herein), may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to proration as set out in the Offer to Purchase and Circular. Electing Shareholders may choose to receive the Share Consideration for all of their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares, subject to pro-ration as set out in the Offer to Purchase and Circular. The total amount of cash available under the Offer is limited to $1 billion and the total number Husky Shares available is limited to 107,215,520.

“Electing Shareholder” means a Resident Holder (as defined in the Offer to Purchase and Circular) that is not exempt from Canadian tax under the Income Tax Act (Canada) and that has chosen to be an Electing Shareholder by indicating that the Shareholder is an Electing Shareholder in the letter of transmittal and has accepted the Offer in the manner prescribed in the Offer to Purchase and Circular.

The Offer was formally commenced by way of newspaper advertisements published in The Globe and Mail and Le Devoir on October 2, 2018 and is open for acceptance until 5:00 p.m. (Toronto time) on January 16, 2019 (the “Expiry Time”), unless extended, accelerated or withdrawn by the Offeror in accordance with the terms of the Offer to Purchase and Circular.

Conditions to the Offer and Source of Financing

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on January 16, 2019 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, representing more than 50% of the outstanding Common Shares, excluding any Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares (with the associated SRP Rights) that together with the Common Shares held by Husky at the Expiry Time, represent at least 66 2⁄3% of the outstanding Common Shares (calculated on a Fully-Diluted Basis, as defined in the Offer to Purchase and Circular); (iii) the Offeror shall have determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined in the Offer to Purchase and Circular); and (iv) that certain regulatory approvals will have been obtained and/or waiting periods expired.

The Offeror will finance the cash payable under the Offer through cash on hand available to Husky or through Husky’s revolving syndicated credit facilities.

Additional Information

The full details of the Offer are set out in the Offer to Purchase and Circular and accompanying offering documents (collectively, the “Offer Documents”), which have all been filed and are publicly available on SEDAR at www.sedar.com. This report is not a substitute for the Offer Documents and Shareholders and all other interested parties are encouraged to read the Offer Documents and any amendments or supplements if and when they become available.

The Offer Documents and other relevant materials will be mailed to Shareholders and holders of Convertible Securities (as defined in the Offer to Purchase and Circular).

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business number of an executive officer of the Corporation who is knowledgeable about the material change in this report is:

James D. Girgulis

Senior Vice President, General Counsel & Secretary

403-298-7333

9.	Date of Report

October 10, 2018.

NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of the Company is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular (or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.